

Mail Stop 3720

July 6, 2017

Robert A. Berman
Chief Executive Officer
Novume Solutions, Inc.
14420 Albemarle Point Place
Suite 200
Chantilly, VA 20151

> **Re:** **Novume Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 9, 2017**
> **File No. 333-216014**

Dear Mr. Berman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2017 letter.

Interests of Certain Persons in the Mergers, page 12

1. We note your response to comment 3. Please disclose the potential risks to stockholders associated with the additional concentration of ownership with the current Chief Executive Officer of KeyStone.

2. Please correct your reference on pages 7 and 55 to read "Interests of Certain Persons in the Mergers" as opposed to the "Interest of Management and Others in Certain Transactions."

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 16

3.   Refer to your response to comment 4. The revisions on pages 16 -17 do not fully comply with the requirements of Item 3 (f) of the S-4. For your guidance the equivalent pro forma per share amounts shall be calculated by multiplying Novume's Unaudited pro forma combined loss per share of common stock – basic and diluted and Novume's Unaudited pro forma book value per share of common stock for the periods ended March 31, 2017 and December 31, 2016, as shown on top of page 17, by 1/15th of a share or .0666, "Brekford Exchange Ratio", so that the per share amounts are equated to the respective values for one share of Brekford.

        Further, the information for KeyStone/Novume should be limited to historical per share and the pro forma combined information as shown on pages 109-110. The information for Brekford should be limited to the historical per share and the pro forma equivalent per share information explained above. Please revise accordingly.

Background of the Transaction, page 37

4.   We note your disclosure regarding the November 28, 2016 proposal by KeyStone management to Brekford management to consider a transaction whereby KeyStone's stockholders would receive 80% and Brekford's stockholders would receive 20% of the consolidated entity. Discuss in greater detail how management of KeyStone and Brekford determined the ownership percentages. Disclose whether other ownership structures were considered and the focus of the discussions in the series of meetings that took place after the proposal was made—including with respect to the amount of consideration and other material terms of the agreement.

Material U.S. Federal Income Tax Considerations of the Mergers, page 41

5.   We note your response to prior comment 11. Please note that Brekford and KeyStone shareholders must be able to rely upon counsel's tax opinion. Therefore, please revise to make clear that the tax opinion will cover tax consequences to all stockholders. Furthermore, it is unclear whether receipt of the tax opinion is a waivable condition to the merger agreement. Disclose whether receipt of the tax opinion prior to the closing of the merger is a waivable condition.

6.   Please revise the statement immediately preceding the "Tax Implications to holders of Brekford Common Stock" section to remove the language indicating that only "certain" material U.S. federal income tax considerations will be addressed.

        Similarly, remove the language indicating uncertainty—specifically, that no gain or loss "should" be recognized by stockholders and that the mergers "should" be treated as reorganizations. Alternatively, please explain why more certain language is not used and provide additional details to describe the degree of uncertainty in the tax opinion.

KeyStone's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 71

7.   Discuss in greater detail the impact of the Firestorm acquisition on your results of operations and financial condition.

Results of Operations – Comparison of the Three Months Ended March 31, 2017 and 2016

KeyStone Solutions, Inc. Consolidated Statements of Operations

Cost of Revenue, page 74

8.   You indicated that the change in cost of revenue was mostly due to a change in mix of staff and consultants. We further note on page 77 that you used more consultants in fiscal year 2016. Please explain in detail how these changes impacted the cost of revenue for all periods presented.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Statement of Operations, page 109

9.   Since you acquired Firestorm on January 25, 2017 we assume that the results of operations included in the pro forma for the three months ended March 31, 2017 are those of the 25 days before the acquisition. Please clarify.

Conditions to the Mergers, page 120

10.   We note your response to comment 18. On page 120, you state that not every closing condition to the merger is waivable but on page 121 you state that any party to the agreement can waive compliance with any of the agreements or conditions prior to effectiveness. Please reconcile these statements by making clear which conditions to the merger are waivable and not waivable. Consider doing so in bullet point format or through the use of a chart.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

11.   Since the discontinued operations are already presented in the historical financial statements, revise the pro forma statement of operations to present only the portion of the income statement through "income (loss) from continuing operations." Refer to Instruction 1 of Article 11-02 of Regulation S-X.

Note 3- Pro Forma Adjustments, page 112-113

12.   With respect to note (1), it appears that you did not present the purchase price allocation for the acquisition of Brekford because the purchase price and the fair value of Brekford's net assets were not finalized. Please revise and present the pro forma effects of the acquisition using the most current information. If the final outcome may have a material different result, you should present additional pro forma outcomes give effect to the range of possible results.

13.   With respect to note (2), please explain how you arrive at the interest expense adjustment of $70,000. We note on page 110 that the adjustment was $63,519.

14.   We note on page 109 adjustment (3) that you eliminated the $2,608,132 income tax benefit of Brekford Traffic Safety, Inc. Please expand your disclosure and explain the reason for such adjustment.

Financial Statements of KeyStone Solutions, Inc. and Subsidiaries
Note 1 – Nature Of Operations And Recapitalization, Page F-6

15.   Since KeyStone was formed in March 2016, it appears that periods prior to March 2016 should be labeled as predecessor. Please revise or advise.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or me at (202) 551-3810 with any other questions.

                                            Sincerely,

                                            /s/ Larry Spirgel

                                            Larry Spirgel
                                            Assistant Director
                                            AD Office 11 – Telecommunications

cc: Morris F. DeFeo, Jr., Esq.
        Crowell & Moring LLP